Exhibit 99.2

Santiago, March 8, 2019. GG.– 99/2019

Mr.

Joaquín Cortez Huerta

Chairman

Financial Market Commission

Present

Ref.: Material Event Notice / Dividend Distribution Proposal.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions (“SBIF”), we inform the Commission of the following Material Event:

On this date, Itaú Corpbanca (the “Bank”) held an extraordinary Board of Directors’ (the “Board”) meeting, at which the members of the Board agreed to propose to the annual ordinary shareholders’ meeting, to be held on March 19, 2019, a distribution of a dividend equivalent to 30% of 2018 net income, which represents an aggregate amount equal to Ch$51,614,029,171, payable to the holders of the Bank’s 512,406,760,091 total outstanding shares. If approved, a dividend distribution of Ch$0.10 per share will be paid upon the conclusion of the shareholders meeting.

If the distribution of such dividends is approved, they will be available to the shareholders as of March 20, 2019.

In the that event the distribution is approved pursuant to the terms set forth above, the shareholders entitled to receive such dividends will be those registered in the company’s shareholders’ registry at midnight on March 13, 2019, that is, those who are registered as of the fifth business day prior to the date of the shareholders’ meeting.

Sincerely,

Manuel Olivares Rossetti

Chief Executive Officer

Itaú Corpbanca

cc:	Superintendency of Banks and Financial Institutions